82-34803



05007684



07 A

ASX

AUSTRALIAN STOCK EXCHANGE

SUPPL


SEC MAIL PROCESSING SECTION
RECEIVED
APR 21 2005
WASH. D.C.
179

Australian Stock Exchange Limited
ABN 98 008 62[illegible]
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2[illegible]

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 [illegible] 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 07/04/2005

TIME: 11:06:27

TO: MULTIEMEDIA LIMITED

FAX NO: 03-9600-2280

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Company Update

PROCESSED
MAY 06 2005
THOMSON
FINANCIAL

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

5/6

multiemedia

IBM Tower
Level 27, 60 City Road
Southbank VIC 3006
Australia
T +61 3 9674 4644
F +61 3 9674 4655
www.multiemedia.com
info@multiemedia.com

MULTIEMEDIA'S PROGRESS IS STEADY & ITS FUTURE LOOKS EXCITING

Thursday 7 April, 2005

The Multiemedia Board embraces ASX guidelines regarding Continuous Disclosure and wishes to inform the market of a number of initiatives designed to make the Company stronger.

The Board also wants to update shareholders on previous announcements and make comments on matters of fiscal significance.

1. 2005 Financial Forecast

Last year the Board forecast its 2005 & 2006 financials. At the conclusion of the March 2005 Quarter, the Company has developed a significantly strong pipeline and at this point in time there is no cause to revise the original forecasts.

NewSat is maturing and now has in place a stable and experienced Management Team, which is consistently delivering month on month sales growth. The strength of the sales pipeline is evident by just 3 of the larger prospects which if secured are capable of generating revenues of $43 million.

The restructuring of our Middle East/African Operations has contributed to our slower than expected growth in the March Quarter. However, employment of professional and highly qualified staff, along with consolidation of the base in Dubai, gives Directors confidence that short term sacrifices have been worthwhile, and in the long term the operation will surpass all original expectations.

2. Acquisition

In recent ASX Announcements the Board has alluded to growth via acquisition. Whilst the Board is looking at a number of opportunities, only one is active. Confidentiality and the fact that negotiations are current preclude the Board from announcing details of that acquisition. The Board is confident and has been lead to believe the target acquisition will be secured before 30 June 2005. The Board has commissioned and received substantial due diligence from a number of specialist advisors in the areas of finance, law and technology, and is satisfied the acquisition is in the best interests of shareholders. This acquisition will provide NewSat with immediate critical mass and greatly increase its range of products and services.

The Board will only entertain acquisitions that are cash flow positive, strong in EBIT and have long term earning streams.

3. Capital Strategies

The Board has received an offer from a highly respected New York based financial institution to provide a substantial cash facility to grow the Company. In conjunction with its Corporate Advisors the Board will consider that offer in the light of its aggressive growth strategy.

Further, the Board wishes to advise it is in discussion with a number of recognised Funds Management groups to also assist the Company's growth.

4. Multie Technology Distribution Pty Ltd ("MTD")

The Board has received an initial offer from a specialist firm who wish to acquire MTD. MTD is not strategic to the Company's ongoing business, and sale of that entity will present an opportunity to focus on core competencies.

5. Airworks Media

Airworks is cash flow and EBITDA positive, and will be a significant contributor to the Company's earnings. Airworks occupies a space in the media that is experiencing enormous growth especially in the USA. The Board will continue to nurture the synergies that exist with NewSat, but keep its options open regarding future growth strategies.

6. Legal Update

The Company's previous financial statements referenced a legal claim which has been quantified. In the Board's opinion there is absolutely no basis for the claim. The Board's lawyers have been instructed to vigorously defend the claim and have advised that the plaintiffs claim will not succeed. In preliminary hearings the plaintiffs have been wholly unsuccessful and had costs awarded against them.

7. New Directors

The Board's Director Nomination Sub-committee has been active and is mandated to recommend the appointment of 2 new Non-Executive Directors.

ADRIAN BALLINTINE
Chief Executive Officer
Multiemedia Limited

For additional information please contact

Shareholder Enquiries: Mr Svend Nisted, Company Secretary on (03) 9674 4644, or by email at shareholder@multiemedia.com

Media Enquiries: Mr James Kellett, Chief Operating Officer on (03) 9674 4644, or by email at james.kellett@multiemedia.com

82-34803



ASX
AUSTRALIAN STOCK EXCHANGE

Aust alian Stock E c ange Limited
ABN 98 008 62
Exchange Centr
Lev l 4, 20 Bric Stree
Sydi ey NSW 2(

PO Box H224
Aust alia Square
NSW 1215

Tele hone 61 2 0334

Inter net http://ww x.com.au
DX 0427 Stock E c ange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 14/04/2005

TIME: 13:03:15

TO: MULTIEMEDIA LIMITED

FAX NO: 03-9600-2280

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company A nou ce ents Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNO JN E N EN

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding

Secures equity facility with US Investment Fund

If ASX considers an announcement to be sensitive, trading will be halted for 10 mi ute
If your announcement is classified by ASX as sensitive, your company's securities will e ce into "pre-ope " status on ASX's trading system. This means that trading in your company's securities i tem or rily stopped, allow the market time to assess the contents of your announcement. "Pre-open" is appr x. m utes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recomme ces.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge a nou e ents using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). T e x n mber to is **1900 999 279**.

multiemedia

IBM Tower
Level 27, 60 City Road
Southbank VIC 3006
Australia
T +61 3 9674 4644
F +61 3 9674 4655
www.multiemedia.com
info@multiemedia.com

MUL SECURES EQUITY FACILITY WITH US INVESTMENT FUND

Thursday, 14th April 2005

Multiemedia Limited today secured a A$10,000,000 equity facility with US-Based Investment Fund Cornell Capital Partners Offshore, LP.

Managed by US-Based Yorkville Advisors LLC, the Cornell Group of Funds has a rapidly growing reputation in the US and UK financial markets for structuring equity participation agreements. To date, the Cornell Group has made available in excess of over $600,000,000.00 for over 50 publicly quoted corporations.

Multiemedia CEO Adrian Ballintine said "the Board's plan to grow the Company, both organically and through strategic acquisitions, made the equity proposition a perfect fit. The Equity Line Facility provided by Cornell allows the Company to raise capital if and when it is required, and gives the assurance that funds will be available to continue building our core business."

"Multiemedia is an outstanding investment opportunity for us," said Philip Ho, Managing Director and Head of Global Capital Markets at Cornell Capital. "The worldwide demand for high-speed, two-way satellite broadband services is growing rapidly, and Multiemedia is well positioned to become a leading provider. We are eager to assist MUL in meeting its ongoing financing needs and we look forward to a long-term relationship with the Company."

ADRIAN BALLINTINE
Chief Executive Officer
Multiemedia Limited

For additional information please contact

Shareholder Enquiries: Mr Svend Nisted, Company Secretary on (03) 9674 4644, or by email at shareholder@multiemedia.com

Media Enquiries: Mr James Kellett, Chief Operating Officer on (03) 9674 4644, or by email at james.kellett@multiemedia.com

82-34803



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/03/2005

TIME: 08:52:08

TO: MULTIMEDIA LIMITED

FAX NO: 03-9600-2380

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

S&P Announces March 2005 Changes to the S&P/ASX Indices

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 30 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to lodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

STANDARD
&POOR'S

Press Release

Standard & Poor's Announces March 2005 Quarterly Rebalance to the S&P/ASX Indices

Sydney, March 4, 2005 — Standard & Poor's, the leading provider of equity indices in Australia, announces that effective close of trade March 18, 2005 the following constituent additions and deletions will take place in the S&P/ASX 200 and S&P/ASX 300.

Standard & Poor's also confirms, following the announcement made on November 17, 2004, that the second 25% down weighting of News Corporation will occur as part of this rebalance.

S&P/ASX 20

NO CHANGES

S&P/ASX 50

NO CHANGES

S&P/ASX 100

NO CHANGES

S&P/ASX 200

ADDITIONS

FLT	FLIGHT CENTRE LIMITED
HDF	HASTINGS DIVERSIFIED UTILITIES FUND
MCC	MACARTHUR COAL LIMITED
TSO	TISHMAN SPEYER OFFICE FUND

REMOVALS

CAA	CAPRAL ALUMINIUM LIMITED
CMQ	CHEMEQ LIMITED
CRS	CROESUS MINING NL
VRLPA	VILLAGE ROADSHOW LIMITED (Preferred)

S&P/ASX 300

ADDITIONS

API	AUSTRALIAN PHARMACEUTICAL INDUSTRIES LIMITED
BGF	BALLARAT GOLDFIELDS NL
BSG	BOLNISI GOLD NL
CDR	COMMANDER COMMUNICATIONS LIMITED
CIX	CALLIDEN GROUP LIMITED
CIY	CITY PACIFIC LIMITED
FLT	FLIGHT CENTRE LIMITED
FMG	FORTESCUE METALS GROUP LTD
GCL	GLOUCESTER COAL LTD
GGN	GALLERY GOLD LIMITED
HDF	HASTINGS DIVERSIFIED UTILITIES FUND
IBA	IBA HEALTH LIMITED
IGO	INDEPENDENCE GROUP NL
PDN	PALADIN RESOURCES LIMITED
PNA	PAN AUSTRALIAN RESOURCES LIMITED
TSO	TISHMAN SPEYER OFFICE FUND
VGH	VISION GROUP HOLDINGS LIMITED

REMOVALS

AHD	AMALGAMATED HOLDINGS LIMITED
CTL	CITECT CORPORATION LIMITED
EMP	EMPEROR MINES LIMITED
LYC	LYNAS CORPORATION LIMITED
MUL	MULTIEMEDIA LIMITED
OEC	ORBITAL CORPORATION LIMITED
PRT	PRIME TELEVISION LIMITED

Company additions to and deletions from a Standard & Poor's index do not in any way reflect an opinion on the investment merits of the company.

Information about the S&P/ASX index methodology is available at www.standardandpoors.com.au.

About Standard & Poor's

Standard & Poor's, a division of The McGraw-Hill Companies (NYSE:MHP), is the world's foremost provider of independent credit ratings, indices, risk evaluation, investment research, data and valuations. With 5000 employees located in 20 countries, Standard & Poor's is an essential part of the world's financial infrastructure and has played a leading role for more than 140 years in providing investors with the independent benchmarks they need to feel more confident about their investment and financial decisions. For more information, visit www.standardandpoors.com.au.

For more information contact:

Adrian Howard, Index Services
(61) 2 9255 9870 Tel

Sharon Beach, Media
(61) 3 9631 2152 Tel